SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 16, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 16, 2009 regarding “Q209 Sony Ericsson Financial Press Release.”

PRESS RELEASE	July 16, 2009

Sony Ericsson reports second quarter results

Q2 highlights:

•	Continued challenging market conditions

•	Transformation program on track

•	New Communication Entertainment portfolio announced - shipping Q4 2009

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the second quarter ended June 30, 2009 is as follows:

	Q2 2008	Q1 2009	Q2 2009
Number of units shipped (million)	24.4	14.5	13.8
Sales (Euro m.)	2,820	1,736	1,684
Gross margin (%)	23%	8%	12%
Operating income (Euro m.)	-2	-369	-274
Operating margin (%)	-0%	-21%	-16%
Restructuring charges (Euro m.)	11	12	1
Operating income excl. restructuring charges (Euro m.)	8	-357	-274
Operating margin excl. restructuring charges (%)	0%	-21%	-16%
Income before taxes (IBT) (Euro m.)	8	-370	-283
IBT excl. restructuring charges (Euro m.)	19	-358	-283
Net income (Euro m.)	6	-293	-213

Average selling price (Euro)	116	120	122

Units shipped in the quarter were 13.8 million, a decrease of 43% year-on-year and a sequential decrease of 5%. Sales for the quarter were Euro 1,684 million, a year-on-year decrease of 40%. This was due to continued challenging market conditions in all regions, particularly in Latin American markets.

Gross margin improved sequentially, despite lower volumes and sales, driven by a more favourable product mix and less material write-off costs than the previous quarter.

Income before taxes for the quarter, excluding restructuring charges, was a loss of Euro 283 million compared to a loss of Euro 370 million from the previous quarter. This was due to the better gross margin, as well as reduced operating expenses that are a result of the ongoing cost savings program.

“As expected, the second quarter was challenging and we still believe the remainder of the year will be difficult for Sony Ericsson. Our focus remains on bringing the company back to profitability and growth as quickly as possible, and our performance is starting to improve due to our cost reduction activities. The new product portfolio that integrates communications, entertainment and social media applications should contribute to healthier topline development when shipments start later this year,” said Dick Komiyama, President, Sony Ericsson. “We remain confident that the actions we are taking will further improve our financial situation and strengthen Sony Ericsson’s competitiveness.”

As of June 30, 2009, Sony Ericsson retained a good net cash position of Euro 965 million.

Programs started mid 2008 to reduce operating expenses by Euro 880 million are on track, with the full benefit expected during the second half of 2010. The total restructuring charges for these programs are estimated to be well within the previously announced Euro 500 million. Since the beginning of the cost reduction programs, the total global workforce has been reduced by 2,350 people.

During the quarter Sony Ericsson expanded on its strategy of transforming into the Communication Entertainment brand with the announcement of three new mobile phones; Aino, Satio and Yari. These phones integrate communications features with entertainment content and social media applications. In addition, Sony Ericsson announced the expansion of its content delivery platform, PlayNow™ arena, to include an application store and downloadable movies via PC.

Sony Ericsson maintains its forecast that the global handset market for 2009 will continue to contract by at least 10% from around 1,190 million units in 2008. Sony Ericsson estimates that its market share was over 5% in the second quarter.

The liquid identity and PlayNow are trademarks or registered trademarks of Sony Ericsson Mobile Communications.

Sony is a trademark or registered trademark of Sony Corporation. Ericsson is the trademark or registered trademark of Telefonaktiebolaget LM Ericsson.

Other product and company names mentioned herein may be the trademarks of their respective owners. Any rights not expressly granted herein are reserved. Subject to change without prior notice.

- ENDS -

A live webcast of the conference call will be available on July 16, 2009 at:

10:00	Central European Time (CET)
17:00	Japan Time (JST)
09:00	UK Time (BST)
04:00	US Eastern Time (EDT)

See: http://www.ericsson.com/ericsson/investors/ or join the webcast directly at: http://www.thomson-webcast.net/uk/dispatching/?event_id=bffe1ab2b7e317a500a16a93ee0841c2&portal_id=ccec29148a44ec4b8077c845c5b4cbba

The archived webcast will be available approximately one hour after the completion of the conference call.

CALL-IN NUMBERS:

Japan	+81 3 3570 8228
Sweden	+46 8 5352 6407
UK and Europe	+44 20 7806 1955
US	+1 718 354 1389

REPLAY:

A replay of the conference call will be available approximately two hours after the completion of the conference call until 11:00 pm UK time on July 22, 2009.

Japan	+81 3 3570 8212
Sweden	+46 8 5876 9441
UK and Europe	+44 20 7806 1970
US	+1 718 354 1112

Replay passcode:	6976647#

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement

Consolidated income statement – isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows – isolated quarters

Additional information:

Net sales by market area by quarter

- ENDS -

Sony Ericsson is a top, global industry player with sales of around 97 million phones in 2008. Diversity is one of the core strengths of the company, with operations in over 80 countries including manufacturing in China and R&D sites in China, Europe, India, Japan and North America. Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:

Investors / Analysts

Ericsson investor relations

Gary Pinkham (Stockholm) +46 10 719 0858

Susanne Andersson (Stockholm) +46 10 719 4631

Andreas Hedemyr (Stockholm) +46 10 404 3748

Sony investor relations

Shinji Tomita (London) +44 20 7426 8696

Gen Tsuchikawa (Tokyo) +81 3 6748 2180

Press / Media

Sony Ericsson global communications and PR

Aldo Liguori (London) +44 20 8762 5860

Merran Wrigley (London) +44 20 8762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Apr-Jun
EUR million	2009	2008	Change
Net sales	1,684	2,820	-40%
Cost of sales	-1,483	-2,168	-32%

Gross profit	200	653	-69%
Gross margin %	11.9%	23.1%	-11%

Research and development expenses	-245	-344	-29%
Selling and administrative expenses	-235	-310	-24%

Operating expenses	-480	-653	-26%

Other operating income, net	6	-2	491%

Operating income	-274	-2	—
Operating margin %	-16.3%	-0.1%	-16%

Financial income	6	25	-76%
Financial expenses	-15	-14	4%

Income after financial items	-283	8	—

Taxes	74	0	—
Minority interest	-4	-3	49%

Net income	-213	6	—

Number of units shipped (million)	13.8	24.4	-43%
ASP (EUR)	122	116	5%

	Apr-Jun	Apr-Jun
EUR Million	2009	2008
Restructuring charges
Cost of sales	-9	8
Research and development expenses	9	2
Sales and administrative expenses	1	1
Other operating income, net	0	0

Total	1	11

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Jun
EUR million	2009	2008	Change
Net sales	3,419	5,522	-38%
Cost of sales	-3,074	-4,082	-25%

Gross profit	346	1,440	-76%
Gross margin %	10.1%	26.1%	-16%

Research and development expenses	-548	-683	-20%
Selling and administrative expenses	-460	-580	-21%

Operating expenses	-1,008	-1,263	-20%

Other operating income, net	19	5	310%

Operating income	-644	182	-454%
Operating margin %	-18.8%	3.3%	-22%

Financial income	15	49	-69%
Financial expenses	-25	-29	-16%

Income after financial items	-653	201	-424%

Taxes	158	-57	-379%
Minority interest	-10	-6	71%

Net income	-505	139	-464%

Number of units shipped (million)	28.3	46.7	-39%
ASP (EUR)	121	118	2%

	Jan-Jun	Jan-Jun
EUR Million	2009	2008
Restructuring charges
Cost of sales	-2	8
Research and development expenses	11	2
Sales and administrative expenses	4	1
Other operating income, net	0	0

Total	13	11

Sony Ericsson

CONSOLIDATED INCOME STATEMENT—ISOLATED QUARTERS

	2009		2008
EUR million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	1,684	1,736	2,914	2,808	2,820	2,702
Cost of sales	-1,483	-1,591	-2,476	-2,192	-2,168	-1,914

Gross profit	200	145	438	616	653	788
Gross margin %	11.9%	8.4%	15.0%	21.9%	23.1%	29.2%

Research and development expenses	-245	-303	-359	-337	-344	-339
Selling and administrative expenses	-235	-225	-366	-303	-310	-270

Operating expenses	-480	-528	-725	-640	-653	-610

Other operating income, net	6	13	24	-8	-2	6

Operating income	-274	-369	-262	-33	-2	184
Operating margin %	-16.3%	-21.3%	-9.0%	-1.2%	-0.1%	6.8%

Financial income	6	9	28	25	25	24
Financial expenses	-15	-10	-27	-15	-14	-15

Income after financial items	-283	-370	-261	-23	8	193

Taxes	74	84	81	6	0	-57
Minority interest	-4	-6	-7	-8	-3	-3

Net income	-213	-293	-187	-25	6	133

Number of units shipped (million)	13.8	14.5	24.2	25.7	24.4	22.3
ASP (EUR)	122	120	121	109	116	121

	2009		2008
EUR Million	Q2	Q1	Q4	Q3	Q2
Restructuring charges
Cost of sales	-9	7	67	0	8
Research and development expenses	9	2	35	26	2
Sales and administrative expenses	1	3	24	3	1
Other operating income, net	0	0	3	6	0

Total	1	12	129	35	11

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Jun 30 2009	Mar 31 2009	Dec 31 2008	Jun 30 2008
ASSETS

Total fixed and financial assets	736	658	590	590

Current assets
Inventories	404	477	531	538
Accounts receivables	936	1,193	1,629	1,905
Other assets	379	463	585	511
Other short-term cash investments	456	574	707	966
Cash and bank	509	542	418	624

Total current assets	2,685	3,249	3,870	4,544

Total assets	3,421	3,908	4,460	5,134

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	694	930	1,217	1,684
Minority interest	66	65	57	35

Total equity	760	995	1,274	1,719
Total long-term liabilities	30	30	30	25
Accounts payable	848	965	990	1,436
Other current liabilities	1,782	1,918	2,166	1,954

Total current liabilities	2,630	2,882	3,156	3,390

Total shareholders’ equity and liabilities	3,421	3,908	4,460	5,134

Net cash*	965	1,116	1,072	1,591

*	Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr-Jun
EUR million	2009	2008
OPERATIONS
Net income	-213	6
Adjustments to reconcile net income to cash	37	40

	-176	46

Changes in operating net assets	60	-142

Cash flow from operating activities	-115	-96

INVESTMENTS
Investing activities	-13	-29

Cash flow from investing activities	-13	-29

FINANCING
Financing activities	0	- 8

Cash flow from financing activities	0	-8

Net change in cash	-128	-133
Cash, beginning of period	1,116	1,711
Translation difference in Cash	-23	13

Cash, end of period	965	1,591

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Jun
EUR million	2009	2008
OPERATIONS
Net income	-505	139
Adjustments to reconcile net income to cash	66	69

	-439	208

Changes in operating net assets	382	-242

Cash flow from operating activities	-57	-34

INVESTMENTS
Investing activities	-32	-50

Cash flow from investing activities	-32	-50

FINANCING
Financing activities	- 53	-470

Cash flow from financing activities	-53	-470

Net change in cash	-142	-554
Cash, beginning of period	1,125	2,155
Translation difference in Cash	-18	-11

Cash, end of period	965	1,591

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS—ISOLATED QUARTERS

	2009		2008
EUR million	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
OPERATIONS
Net income	-213	-293	-187	-25	6	133
Adjustments to reconcile net income to cash	37	29	37	39	40	31

	-176	-263	-150	15	46	164

Changes in operating net assets	60	321	-168	88	-142	-101

Cash flow from operating activities	-115	58	-318	102	-96	64

INVESTMENTS
Investing activities	-13	-19	41	-55	-29	-22

Cash flow from investing activities	-13	-19	41	-55	-29	-22

FINANCING
Financing activities	0	- 53	- 46	- 238	- 8	- 462

Cash flow from financing activities	0	-53	-46	-238	-8	-462

Net change in cash	-128	-14	-323	-191	-133	-421
Cash, beginning of period	1,116	1,125	1,473	1,591	1,711	2,155
Translation difference in Cash	-23	5	-25	74	13	-24

Cash, end of period	965	1,116	1,125	1,473	1,591	1,711

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million
	2009		2008
Isolated quarters	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	927	977	1,642	1,427	1,386	1,494
Americas	195	200	636	703	740	486
Asia	562	559	636	678	694	722

Total	1,684	1,736	2,914	2,808	2,820	2,702

* of which Western Europe	678	721	1,117	947	900	979

	2009		2008
Sequential change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-5%	-40%	15%	3%	-7%	-34%
Americas	-3%	-69%	-10%	-5%	52%	-24%
Asia	1%	-12%	-6%	-2%	-4%	-18%

Total	-3%	-40%	4%	0%	4%	-28%

* of which Western Europe	-6%	-35%	18%	5%	-8%	-38%

	2009		2008
Year over year change (%)	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-33%	-35%	-27%	-17%	-20%	-7%
Americas	-74%	-59%	0%	23%	48%	33%
Asia	-19%	-23%	-28%	-17%	-21%	-25%

Total	-40%	-36%	-23%	-10%	-9%	-8%

* of which Western Europe	-25%	-26%	-29%	-14%	-18%	-9%

	2009		2008
Year to date	0906	0903	0812	0809	0806	0803
Europe, Middle East & Africa *	1,903	977	5,947	4,306	2,879	1,494
Americas	395	200	2,566	1,930	1,226	486
Asia	1,121	559	2,731	2,094	1,416	722

Total	3,419	1,736	11,244	8,330	5,522	2,702

* of which Western Europe	1,400	721	3,943	2,826	1,879	979

	2009		2008
YTD year over year change (%)	0906	0903	0812	0809	0806	0803
Europe, Middle East & Africa *	-34%	-35%	-18%	-15%	-13%	-7%
Americas	-68%	-59%	24%	34%	42%	33%
Asia	-21%	-23%	-23%	-21%	-23%	-25%

Total	-38%	-36%	-13%	-9%	-9%	-8%

* of which Western Europe	-26%	-26%	-19%	-14%	-14%	-9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 16, 2009